EXHIBIT 99.5

Electra Files Third Quarter 2025 Financial Reports

Strengthened financial position and de-risked path forward to build North America’s first cobalt sulfate refinery

TORONTO, Nov. 13, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces the filing of its financial results for the third quarter ended September 30, 2025, including key activities supporting the Company’s focus on delivering its cobalt sulfate refinery in Temiskaming Shores, Ontario.

Progress during the quarter reflects Electra’s renewed momentum in establishing a North American battery materials supply chain. Alongside the Company’s significant financial accomplishments, recent strategic activities include feedstock testing from Ontario and Idaho, underpinning the long-term importance of domestic mineral assets and reinforcing Electra’s role in reducing North America’s reliance on foreign sources of critical battery materials.

Highlights:

  US$13 (C$17.5) Million Commitment from Ontario: On September 12, Electra signed a term sheet with the Ontario government to advance its cobalt refinery. The investment complements previously announced government backing, including a US$20 million award from the U.S. Department of Defense and a US$15 million (C$20 million) commitment from the Government of Canada, for aggregate US$48 million of government support.

  US$34.5 Million Financing Completed: In August 2025, the Company launched a US$34.5 million financing coinciding with a balance sheet restructuring, reducing the Company’s debt to approximately US$28 million and which is intended to provide the remaining financing for the refinery construction. Both transactions closed in October, subsequent to the quarter end. The oversubscribed private placement demonstrated market support for Electra’s long-term strategy and positioned the Company to resume construction and commissioning activities.

  Bench Strength Added to Board: The Company also augmented its Board of Directors during the quarter with the additions of David Stetson, a seasoned executive with over 20 years of experience in the energy and mining sectors; Gerard Hueber, a retired U.S. Navy Rear Admiral and former Raytheon executive; and Jody Thomas, Canada’s former National Security and Intelligence Advisor to the Prime Minister. Their appointments bring valuable expertise in operations, policy, and finance, and support strong governance and oversight as Electra transitions into execution.

  North American Feedstock Testing: In July, Electra commenced metallurgical testing of North American cobalt feedstock from two sources, its Iron Creek project in Idaho and legacy operations in the historic Cobalt Camp in Ontario. This program aims to validate the suitability of regional material for future refinery processing and further align Electra’s operations with its strategy of onshoring critical minerals supply.

Post-period Highlights:

  Advancement of U.S. Cobalt-Copper Assets: In October, the Company announced progress at its Iron Creek cobalt-copper project in Idaho, including continued geological modeling and evaluation to support future opportunities. These efforts strengthen Electra’s long-term vision of onshoring the North American supply chain.

  Appointment of VP, Projects & Engineering: On October 29, The Company announced the appointment of Paolo Toscano as Vice President, Projects and Engineering to lead the construction and commissioning of North America’s first cobalt sulfate refinery in Temiskaming Shores, Ontario, reinforcing Electra’s commitment to disciplined execution.

  Construction Reactivated at Refinery Project: With a US$82 million funding package arranged, Electra reactivated construction at its Ontario cobalt refinery in November 2025, building on its summer early works program completed in September.

“Our progress through the third quarter and beyond reflects the dedication of our team and a firm commitment to delivering on what we set out to do,” said Marty Rendall, CFO. “We have taken disciplined steps to strengthen our financial foundation, secured critical support to de-risk our project, and aligned our efforts around construction readiness. As we move forward, we remain focused on delivering North America’s first cobalt sulfate refinery and creating long-term value.”

As of September 30, 2025, the Company had a cash balance of C$3 million. Following quarter-end, on October 22, 2025, Electra closed a US$34.5 million equity financing and completed its previously announced balance sheet restructuring. With this financing, along with US$48 million in combined government support, Electra believes it is funded to complete construction and commissioning of its cobalt sulfate refinery in Ontario.

The Company’s third quarter 2025 financial reports are available on SEDAR+ (www.sedarplus.com) and the Company’s website (www.ElectraBMC.com).

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements, including those concerning the completion of funding from the Government of Canada and Invest Ontario. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.